

MAIL STOP 3720

October 30, 2008

Mr. Bernard Chan
Chief Executive Officer
Asia Document Transition
15D, Eton Building
288 Des Voeux Road
Central, Hong Kong

Re: **Asia Document Transition, Inc.**
Registration Statement on Form S-1, file no. 333-153888
Filed on October 7, 2008

Dear Mr. Chan:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Based on your disclosure it appears that the offering being registered is a primary offering of Asia Document shares to the public through the shareholders of Cell Source Research. In particular, we note that the formation of Asia Document, which was a shell company, and the distribution of the shares by Cell Source Research to its shareholders appears to serve no business purpose other than to provide Asia Document with over 300 non-affiliated shareholders. Please revise the registration statement so that it registers the

primary offering by Asia Document of its shares through Cell Source Research and its shareholders, each of whom must be identified as underwriters. In your revised document, please revise to provide the disclosure required by Item 507 of Regulation S-K for each Cell Source Research shareholder.

2. Asia Document is not eligible to conduct an at-the-market primary offering under Rule 415(a)(4). Accordingly, please revise the registration statement to fix the price and other terms of the primary offering and distribution of the shares to the public through Cell Source Research and its shareholders. For example, reflect that the eventual sale of shares by the Cell Source Research shareholders will be at a fixed price for the duration of the offering and disclose that price.

3. Please revise paragraph three to indicate that shares are quoted, not traded, on the OTCBB.

Prospectus Summary, page 5

4. Please revise to significantly shorten your business overview, which currently runs to nearly four pages and is duplicative of disclosure proper to the business section. Please revise to focus on those key aspects necessary for a potential investor to understand your business. Likewise, please clarify here that you currently do not provide EDGAR services, and hence your operations are limited to the provision of virtual office space in Hong Kong. Please revise as appropriate throughout your document. For example, to the extent that you no longer provide EDGAR-related services, consider whether risk factors concerning EDGAR still presents a material risk. Likewise, please distinguish throughout your Business section which operations are ongoing and which have been suspended.

5. To the extent that you retain disclosure concerning document formatting services, please provide support for your statement that "over 30,000 entities and individuals are filers in the EDGAR reporting system."

6. As requested previously in our letter dated December 19, 2007, please revise your disclosure to include a more robust and balanced summary section. In particular, please revise to include disclosure regarding the following:

- Your independent auditor has issued a going-concern opinion;
- Your continuous operating and net losses since you commenced operations;
- Your accumulated deficit and negative working capital as of the most recent practicable date;
- Since you began operations, your limited provision of EDGAR services and Virtual Office Services.

7. In an appropriate location in the document, please disclose the business reasons underlying ADT's reverse merger with Vast Opportunity Limited.

<u>Dependence on Major Customers, page 8</u>

8. Please revise to quantify the "limited number of customers" for whom you have provided services to date.

<u>The Spinoff, page 9</u>

9. Please revise to address with more specificity the business purpose underlying the spinoff, beyond the somewhat vague reference to its being in the "best interest of Cell Source Research, its stockholders, and us." In this regard, please also advise us why ADT has agreed to pay expenses incurred in connection with the offering, which appear to be over thirty times the value of the services rendered for the shares issued to Cell Source Research.

<u>Trading between the Record Date and the Distribution Date, page 11</u>

10. Because Cell Source does not appear to be a public company, we are uncertain to what you refer when you state that shares will trade on a "regular way market" and an "ex-dividend market." Please advise or revise.

<u>Conditions Precedent to the Spinoff, page 12</u>

11. Please revise to disclose what regulatory approvals must be obtained in connection with the proposed spinoff.

Risk Factors, page 13

12. Please further revise your risk factors to avoid, to the greatest extent possible, generic conclusions that if a risk occurs your business and financial performance could be "adversely affected." Please revise to indicate with more precision the possible impact upon your operating results, business, liquidity, cash flow, financial condition, and share price.

13. Please revise to avoid duplication of risk factors. For example, the risk factor on page 19, "Our sole officer and director controls us through his position and stock ownership and his interests may differ from other stockholders," is essentially a repetition of disclosure found on page 15, "Concentrated control risks; shareholders could be unable to control or influence key corporate actions or effect changes in the company's board of directors or management."

14. As previously requested, consider adding a risk factor that highlights the fact that you will incur costs and expenses due to SEC reporting and compliance. In your MD&A section, address how the company anticipates funding the costs of operating as a public company, including quantifying the resulting anticipated increase in professional fees. Also discuss the reasons for going public at this time in the company's development. For example, explain why management determined the increased costs of being a public company were outweighed by the advantages of being a public company.

Dependence on the Founders, without whose services Company business operations could cease., page 15

15. Please revise to name the other founder to whom you refer, in addition to Mr. Chan.

We are a recently formed development stage company that has not achieved profitable operations. If our business plan fails, you may lose your entire investment., page 13

16. Because of the similarity of disclosure, please revise to combine this risk factor with "Our independent auditors have expressed substantial doubt about our ability to continue as a going concern," on page 15.

Our sole officer and director devotes limited time to the Company's business and is engaged in other business activities., page 15

17. Please revise to indicate how many hours Mr. Chan devotes to the company's affairs. Also discuss how Mr. Chan will develop the company's business and manage the reporting requirements of a public company while working on a part-time basis.

Our success is substantially dependent on general economic conditions and business trends…,
page 17

> 18. Please revise, as appropriate, to specifically reference current market conditions, insofar
> as they have the potential to impact your business.

Our securities are not registered pursuant to Section 12 of the Securities Exchange Act of 1934,
as amended., page 20

> 19. We are uncertain why you refer to yourself as a "voluntary filer" given that you are here
> filing a registration statement under the Securities Act of 1933. Because you have
> determined that offers of the shares you are registering may not be conducted pursuant to
> an exemption from registration, and hence must be registered, yours does not appear to be
> a voluntary filing. Please advise or revise.

Determination of Offering Price, page 22

> 20. Because the registration statement you have filed is presumably intended to be used in
> connection with sales of the spun-off shares for value, we are uncertain why you are
> stating that "there is no 'offering' per se." Please revise to delete the statement, or advise
> us why you believe it may appropriately be retained.

Management's Discussion and Analysis, page 23

Results of Operations, page 23

> 21. Please expand your discussion of revenues to disclose the amount of changes in revenues
> from period to period due to changes in price compared to volume of services. See
> Financial Reporting Codification Section 501.04 for guidance.

> 22. Include a reasonably detailed discussion of your anticipated cash requirements during the
> next twelve months.

Fiscal Year ended June 30, 2008 compared to Year ended June 30, 2007, page 25
Operating Revenue, page 25

> 23. Please revise to more thoroughly explain the reason for the increased revenue between
> June 30, 2007, and June 30, 2008. Address the reasons that service revenue increased,
> whether it be due to increased fee schedules, an increase in the number of clients, a
> combination of both, or any other underlying driver.

Changes in Connection with Becoming a Public Company, page 26

24. If determinable, please revise to provide an estimate of the costs associated with becoming a public company.

Virtual Office Services, page 29

25. As previously requested, please discuss why a company would need to "establish a presence in Hong Kong" via a virtual office.

26. Please revise to indicate the range of fees charged depending on which services are provided.

Board Committees, page 33

27. Please revise the reference to Item 407(d)(5) of Regulation S-B with the appropriate reference to Regulation S-K.

Certain Relationships and Related Transactions, page 34

28. Please revise to disclose the material terms of the loans advanced to the company by Mr. Chan.

29. Please revise to file as an exhibit to your filing any loan agreement entered into by Mr. Chan and ADT.

Financial Statements as of June 30, 2008

Report of Independent Registered Public Accounting Firm

30. We note that your audit report was signed by an audit firm in Nevada. We also note that you conduct almost all of your operations, generate substantially all of your revenues and locate your assets in Hong Kong. After asking your auditor, please tell us where the majority of the audit work was conducted and how they concluded that it is appropriate to have an audit report issued by an auditor licensed in Nevada.

Balance Sheet

31. Please revise to include an audited balance sheet as of June 30, 2007 pursuant to Article 8 of Regulation S-X.

Closing Statements

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

        We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Claire DeLabar, Staff Accountant, at (202) 551-3349, or Terry French, Accounting Branch Chief, at (202) 551-3810, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Staff Attorney, at (202) 551-3415, or me, at (202) 551-3257, with any other questions.

Sincerely,

Celeste M. Murphy
Legal Branch Chief

cc: Robert Diener, Esq.
        via facsimile, 310-362-8887